

September 12, 2012

Via E-mail
Mr. Andy Yang
Chief Financial Officer
AU Optronics Corp.
1 Li-Hsin Road 2
Hsinchu Science Park
Hsinchu, Taiwan
Republic of China

> **Re:**   **AU Optronics Corp.**
> **Form 20-F for the Fiscal Year Ended December 31, 2011**
> **Filed April 27, 2012**
> **File No. 001-31335**

Dear Mr. Yang:

We have reviewed your response dated August 14, 2012 and filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 20-F for the Fiscal Year Ended December 31, 2011

Item 18. Consolidated Financial Statements

Note 27. Summary of Significant Differences between Accounting Principles Generally Accepted in the Republic of China and Accounting Principles Generally Accepted in the United States of America, page F-89

1.   We note your response to prior comment 2 in your response letter dated August 14, 2012. Given the materiality of the amounts accrued, please amend your Form 20-F to provide revised disclosure that complies fully with ASC 450-20-50-1, including the amounts you have accrued for loss contingencies. To enhance an investor's

understanding, please disclose the amount of the accrual made relating to these matters in each reported period, as well as the liability balance at the end of the last reported period.

2.   Further, given your responses to prior comments 2 and 3 related to the US DOJ matter and the materiality of this individual matter to your financial statements taken as a whole, please provide the requested disclosures separately for this matter. In addition, we note from your responses that you developed a range of possible losses, please amend the Form 20-F to disclose an estimate of the possible loss or range of loss as required by ASC 450-20-50-4(b). Please also refer to the example in Case A of ASC 450-20-55-23 to 55-26.

3.   We note from Note 26 that you concluded that while the actual fine to be imposed in the US DOJ matter may be materially higher than its provision, no significant adjustment was necessary at that time for the provision recognized at December 31, 2011 as a result of the subsequent event. Please discuss for us the factors you considered and found persuasive in concluding that the liability recorded at December 31, 2011 continued to represent the best estimate within the range of possible losses relating to this matter even after the events of March 14, 2012. Refer to ASC 450-20-30-1. Revise the Legal Contingencies section of your critical accounting policies discussion in MD&A to provide a similar discussion and to provide a more detailed description of how you estimate losses related to your legal contingencies.

You may contact Kevin Kuhar, Staff Accountant, at (202) 551-3662, or Kate Tillan, Assistant Chief Accountant, at (202) 551-3604, if you have questions regarding comments on the financial statements and related matters. In this regard, do not hesitate to contact me at (202) 551-3671 with any other questions.

Sincerely,

/s/ Martin James

Martin James
Senior Assistant Chief Accountant